UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101
    Information to be Included in Statements Filed pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)



                                   ECTEL LTD.
------------------------------------------------------------------------------

                                (Name of Issuer)


                       ORDINARY SHARES, NIS 0.04 PAR VALUE
 ------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    M29925100
 ------------------------------------------------------------------------------

                                 (CUSIP Number)


                                  Yoav Doppelt
                             9 Andre Saharov Street
                              P.O. Box 15090, Matam
                               Haifa 31905, Israel
 ------------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  MAY 10, 2004
------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 pages

                                  SCHEDULE 13D
CUSIP NO. M29925100

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Ofer (Ships Holding) Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)

     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     481,734 shares
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          0
     EACH       ----------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
  PERSON WITH
                     0
                ----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     4,359,246 shares**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     481,734 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.66%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes an aggregate of 3,877,512 Ordinary Shares held by D Partners (Israel) Limited Partnership and D Partners (BVI) L.P. (collectively, the "D Partners Entities"), Carmel Software Fund (Israel) L.P. Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH) (collectively, the "Carmel Entities"), Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd. and Isal Amlat Investments (1993) Ltd., by reason of an agreement among such parties and the Reporting Person not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares, other than the Ordinary Shares beneficially owned by the Reporting Person.

                               Page 2 of 13 pages

                                  SCHEDULE 13D
CUSIP NO. M29925100

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Eyal Ofer (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)

     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       0
   NUMBER OF     ---------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            481,734 shares
     EACH        ---------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
  PERSON WITH
                       0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       4,359,246 shares**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     481,734 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.66%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Represents Ordinary Shares held by Ofer (Ships Holding) Ltd., the D Partners Entities, the Carmel Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd. and Isal Amlat Investments (1993) Ltd., by reason of an agreement among such parties not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this
Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares.

                               Page 3 of 13 pages

                                  SCHEDULE 13D

CUSIP NO. M29925100

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Udi Angel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)

     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        481,734 shares
    NUMBER OF     --------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            0
      EACH        --------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
   PERSON WITH
                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,359,246 shares**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     481,734 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.66%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Represents Ordinary Shares held by Ofer (Ships Holding) Ltd., the D Partners Entities, the Carmel Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd. and Isal Amlat Investments (1993) Ltd., by reason of an agreement among such parties not to dispose of certain Ordinary Shares of the Issuer held by them for one year after the date the shares subject to this
Schedule 13D have been received by them, as described in greater detail in Item 6 below. The Reporting Person disclaims beneficial ownership of such Ordinary Shares.

                               Page 4 of 13 pages

     This Statement on Schedule 13D relates to the ordinary shares, par value New Israel Shekel 0.04 per share, of ECtel Ltd.

ITEM 1. SECURITY AND ISSUER

     The class of securities to which this Statement relates is the ordinary shares, par value New Israel Shekel 0.04 per share (the "Ordinary Shares"), of ECtel Ltd. (the "Issuer"), an Israeli corporation whose principal executive offices are located at 43 Hasivim Street, Petah Tikva 49130, Israel. The Ordinary Shares are traded on the National Association of Securities Dealers Automatic Quotation System (the "NASDAQ").

ITEM 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons:

     The principal business of Ofer (Ships Holding) Ltd. ("Holdings") is shipping, and the address of the principal executive offices of Holdings is 9 Andre Saharov Street, P.O. Box 15090, Matam, Haifa 31905, Israel. Holdings owns directly Ordinary Shares of the Issuer. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Holdings is set forth on Schedule A attached hereto.

     Eyal Ofer is the Chairman and Chief Executive Officer of Carlyle M.G. Limited ("Carlyle"), which is principally engaged in the business of commercial real estate. The business address of Eyal Ofer, as well as the address of Carlyle, is 18 Upper Brook Street, London, England.

     Udi Angel is the Managing Director of Holdings, and his business address is 9 Andre Saharov Street, P.O. Box 15090, Matam, Haifa 31905, Israel.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedule A to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedule A to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Messrs. Eyal Ofer and Udi Angel is a citizen of Israel.


                               Page 5 of 13 pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On May 10, 2004, Holdings received 481,734 Ordinary Shares of the Issuer as part of distribution by ECI Telecom Ltd. ("ECI") to ECI's shareholders of a dividend in kind of 7,600,000 Ordinary Shares of the Issuer held by ECI.

ITEM 4. PURPOSE OF TRANSACTION

     The Ordinary Shares held by Holdings were received by it in a distribution of a dividend in kind by ECI as described in Item 3 above. The Reporting Persons may from time to time seek to acquire additional Ordinary Shares in transactions on the NASDAQ, or in transactions negotiated with the Issuer, or with other shareholders of the Issuer, at prices and/or other terms acceptable to the Reporting Persons. If the Reporting Persons believe it to be in their best interest, the Reporting Persons may sell all or any portion of the Ordinary Shares held by them, subject to the limitations under the agreement described in
Item 6 below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Holdings is the beneficial owner and has the sole power to vote 481,734 Ordinary Shares of the Issuer, constituting approximately 2.66% of the Ordinary Shares of the Issuer. Holdings shares with the D Partners Entities, the Carmel Entities, Clal Electronics Industries Ltd., M.A.G.M. Chemistry Holdings Ltd. and Isal Amlat Investments (1993) Ltd. the power to dispose of an aggregate of 4,359,246 Ordinary Shares of the Issuer (constituting approximately 24.07% of the outstanding shares of the Issuer), by virtue of the agreement among such entities described in Item 6 below.

     Eyal Ofer indirectly holds 47.5%, and Udi Angel indirectly holds 50%, of the outstanding capital stock of Holdings and may, therefore, be deemed to beneficially own Ordinary Shares of the Issuer that may, from time to time, be beneficially owned by Holdings. Each of Messrs. Ofer and Angel may also be deemed to have shared power to dispose of an aggregate of 4,359,246 Ordinary Shares of the Issuer, constituting approximately 24.07% of the outstanding shares of the Issuer, beneficially held by Holdings and the other entities referred to in the preceding paragraph, by virtue of the agreement described in
Item 6 below and their direct ownership of interests in Holdings. Each of Messrs. Ofer and Angel expressly disclaims beneficial ownership of such shares.

     The Issuer advised the Reporting Persons that there were 18,112,146 Ordinary Shares outstanding on March 31, 2004. The percentages of Ordinary Shares outstanding set forth above in this Item 5 are based on this number.

     Except as disclosed above, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since March 1, 2004.


                               Page 6 of 13 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described below, none of the Reporting Persons has any contacts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Pursuant to an agreement dated March 22, 2004 among Holdings, the Carmel Entities, the D Partners Entities, Isal Amlat Investments (1993) Ltd., Clal Electronics Industries Ltd. and M.A.G.M. Chemistry Holdings Ltd., such parties agreed not to dispose or enter into transactions in connection with potential dispositions of the Issuer's Ordinary Shares that they would receive in the dividend distribution described in Item 3 above, during the twelve months following the date of such distribution, subject to certain exceptions, all as set forth in the agreement in the form attached to this Statement as Exhibit 1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Schedule A:
              Name, citizenship, business address, present principal occupation and employer of executive officers and directors of Holdings.

Exhibit 1:    Agreement dated March 22, 2004 among Holdings, the Carmel Entities, the D Partners Entities, Isal Amlat, Clal Electronics Industries Ltd.
              and M.A.G.M. Chemistry Holdings Ltd.

Exhibit 2:    Joint Filing Agreement among the Reporting Persons.



                               Page 7 of 13 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2004

                                 Ofer (Ships Holding) Ltd.
                                 By: /S/ Udi Angel
                                 ------------------------
                                 Udi Angel
                                 Director


                                 /S/ Eyal Ofer
                                 ------------------------
                                 Eyal Ofer

                                 /S/ Udi Angel
                                 ------------------------
                                 Udi Angel


                               Page 8 of 13 pages

                                   Schedule A
              (Information provided as of June 1, 2004 in response
                      to Items 2 through 6 of Schedule 13D)
                       Executive Officers and Directors of
                            Ofer (Ships Holding) Ltd.
               Address is: 9 Andre Saharov Street, P.O. Box 15090,
                           Matam, Haifa 31905, Israel
      (citizenship the same as country of residence unless otherwise noted)



NAME AND ADDRESS                     POSITION       PRINCIPAL OCCUPATION
Idan Ofer                            Director       Director of various companies
23 Aranha Street, Tel Aviv,
Israel
Udi Angel *                          Director       Director of various companies
9 Andre Saharov Street
P.O. Box 15090
Matam, Haifa 31905
Israel
Avraham Levy                         Director       Director of various companies
9 Andre Saharov Street
P.O. Box 15090
Matam, Haifa 31905
Israel
Amnon Lion                           Director       Director of various companies
15 Winington Road
London, England



*    Also serves as Managing Director of Holdings


     Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.



                               Page 9 of 13 pages

                                                                       Exhibit 1

                                    AGREEMENT

      RELATING TO THE DISPOSITION OF CERTAIN ORDINARY SHARES OF ECTEL LTD.

                         DATED THIS 22 DAY OF MARCH 2004


Each of the undersigned hereby agrees that it will not, without the prior written consent of the remaining parties hereto:

(a) offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition by the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission ("SEC") in respect of, or

(b) establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder with respect to, ((a) and (b) collectively, "Transfer"), any Ordinary Shares, par value NIS ___ per share of ECtel Ltd., or any securities convertible into, or exercisable or exchangeable for such Ordinary Shares, received by the undersigned in connection with the distribution by ECI Ltd. of ECtel's securities held by ECI Ltd (the "Restricted Shares") or publicly announce an intention to effect such transaction, for a period of one year after the date the Restricted Shares are received by the undersigned

The provision of this agreement shall not restrict any Transfer of Restricted Shares (i) disposed of as bona fide gifts, (ii) transferred to Affiliates (as hereinafter defined) of the undersigned or members of his or her immediate family or to a trust for their benefit, provided that such Affiliates, persons or trusts agree in writing with the remaining parties hereto to be bound by the terms hereof, (iii) among parties to this agreement or (iv) in connection with any recapitalization structural reorganization of ECtel or a merger or acquisition transaction involving ECtel.

For the purpose of this agreement, "Affiliate" means any person or entity "controlling," "controlled" by or under common "control" with, any other person or entity.

"Control" shall have the meaning ascribed to it under the Israeli Securities Law, 1968.


This agreement shall terminate and be of no force and effect on the earlier of
(i) December 31, 2005 and (ii) the first anniversary of the date on which the Restricted Shares are received by the undersigned,


                              Page 10 of 13 pages

IN WHITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.


Carmel Software Fund (Israel) L.P.
By: Carmel VC (Israel) L.P.
By: Carmel V.C. Ltd.
Name:___________________
Title:____________________


Carmel Software Fund (Delaware) L.P.
By: Carmel Software L.P.
By: Carmel Software Ltd.
Name:___________________
Title:_____________________


Carmel Software Fund (Cayman) L.P.
By: Carmel Software L.P.
By: Carmel Software Ltd.
Name:___________________
Title:_____________________


Carmel Software Fund GbR
By: Carmel Software L.P.
By: Carmel Software Ltd.
Name:___________________
Title:_____________________

Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH)
Name:___________________
Title:_____________________

Isal Amlat Investments (1993) Ltd.
Name:______________________
Title:_______________________

D Partners (Israel) Limited Partnership
By: D Associates GP (Israel) Ltd.
Name:_________________________
Title:__________________________


                              Page 11 of 13 pages

D Partners (BVI) L.P.
By: D Associates GP (Israel) Ltd.
Name:_________________________
Title:__________________________

M.A.G.M. Chemical Holding Ltd.
Name:______________________
Title:_______________________


Ofer (Ships holding) Ltd.
Name:_______________________
Title:________________________


Clal Electronics Industries Ltd.
Name:_______________________
Title:________________________



                              Page 12 of 13 pages

                                                                       Exhibit 2

                             JOINT FILING AGREEMENT

     The undersigned parties hereby agree that this Schedule 13D filed herewith relating to the Ordinary Shares, par value NIS 0.04 per share, of Ectel Ltd. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each such person.

Date: August 15, 2004


                                                 Ofer (Ships Holding) Ltd.
                                                 By: /S/ Udi Angel
                                                 ------------------------
                                                 Udi Angel
                                                 Director


                                                 /S/ Eyal Ofer
                                                 ------------------------
                                                 Eyal Ofer

                                                 /S/ Udi Angel
                                                 ------------------------
                                                 Udi Angel




                              Page 13 of 13 pages